Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2015

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2

Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com

www.firstmajestic.com

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of February 24, 2016 unless otherwise stated.

BUSINESS OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. During the year ended December 31, 2015, the Company owned and operated six producing silver mines: the La Encantada Mine, La Parrilla Mine, Del Toro Mine, San Martin Mine, the La Guitarra Mine and the recently acquired Santa Elena Mine (see “Acquisition of SilverCrest Mines Inc.” below).

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2015 FOURTH QUARTER AND ANNUAL PERFORMANCE

Key Performance Metrics	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
Operational
Ore Processed / Tonnes Milled	883,377	675,032	31%	683,528	29%	2,852,655	2,613,411	9%
Silver Ounces Produced	3,055,442	2,593,309	18%	3,074,567	(1)%	11,142,109	11,748,721	(5)%
Silver Equivalent Ounces Produced	4,820,408	3,558,035	35%	4,247,527	13%	16,086,271	15,257,958	5%
Cash Costs per Ounce(1)	$6.04	$8.77	(31)%	$8.51	(29)%	$7.87	$9.58	(18)%
All-in Sustaining Cost per Ounce(1)	$11.28	$14.41	(22)%	$14.43	(22)%	$13.43	$17.71	(24)%
Total Production Cost per Tonne(1)	$41.44	$41.81	(1)%	$47.15	(12)%	$43.98	$51.53	(15)%
Average Realized Silver Price per Ounce ($/eq. oz.)(1)	$15.21	$15.16	0%	$16.30	(7)%	$16.06	$18.69	(14)%
Financial (in $millions)
Revenues	$66.0	$44.7	48%	$72.5	(9)%	$219.4	$245.5	(11)%
Mine Operating Earnings (Loss)(2)	$3.9	$(3.6)	208%	$5.8	(33)%	$8.7	$30.2	(71)%
Impairment of non-current assets	$108.4	$0.0	100%	$102.0	6%	$108.4	$102.0	6%
Net Loss	$(103.0)	$(1.8)	(5684)%	$(64.6)	(59)%	$(108.4)	$(61.4)	(76)%
Operating Cash Flows before Working Capital and Taxes(2)	$17.5	$8.4	108%	$21.1	(17)%	$59.7	$74.4	(20)%
Cash and Cash Equivalents	$51.0	$26.1	95%	$40.3	27%	$51.0	$40.3	27%
Working Capital (Deficit)(1)	$15.6	$(13.0)	220%	$(2.9)	637%	$15.6	$(2.9)	637%
Shareholders
Loss per Share ("EPS") - Basic	$(0.66)	$(0.01)	(4456)%	$(0.55)	(21)%	$(0.84)	$(0.52)	(60)%
Adjusted EPS(1)	$(0.02)	$(0.06)	69%	$0.04	(154)%	$(0.11)	$0.07	(261)%
Cash Flow per Share(1)	$0.11	$0.07	64%	$0.18	(37)%	$0.46	$0.63	(27)%

(1)	The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 34 to 39 for a reconciliation of non-GAAP to GAAP measures.

(2)	The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 39.

First Majestic Silver Corp. 2015 Annual MD&A	Page 1

2015 FOURTH QUARTER HIGHLIGHTS

Fourth Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	254,625	242,109	149,504	111,448	83,442	42,249	883,377
Silver Ounces Produced	673,969	714,057	605,605	331,225	485,227	245,358	3,055,442
Silver Equivalent Ounces Produced	1,506,405	716,023	1,051,679	586,672	576,675	382,953	4,820,408
Cash Costs per Ounce	($2.84)	$11.00	$7.18	$9.25	$7.20	$7.02	$6.04
All-in Sustaining Cost per Ounce	$1.44	$14.29	$9.98	$11.30	$9.83	$14.24	$11.28
Total Production Cost per Tonne	$44.45	$30.92	$38.99	$45.22	$54.22	$57.02	$41.44

Corporate Development and Other

•	On October 1, 2015, the Company completed its acquisition of all of the issued and outstanding shares of SilverCrest for total consideration of $104.1 million. SilverCrest’s Santa Elena Mine is now First Majestic’s sixth producing silver mine, adding further growth potential and diversity to the Company’s portfolio of Mexican projects. It also strengthened the Company’s liquidity by contributing approximately $29.4 million in net working capital, including $28.2 million in cash, on October 1, 2015.

•	In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company’s BAML lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to replace SilverCrest’s $15.0 million credit line with the remainder available for general working capital purposes, if needed. As security for the debt financing agreement, the lenders have secured all of the assets of the Company with the exception of La Encantada and San Martin.

Operational

•	In the fourth quarter, the Company produced a total of 3,055,442 ounces of silver and 4,820,408 ounces of silver equivalents, an increase of 18% and 35%, respectively, compared to the third quarter of 2015. The increase in production was primarily attributed to the acquisition of the Santa Elena mine on October 1, 2015, which contributed 1,506,405 silver equivalent ounces of production in the fourth quarter.

•	Cash costs per ounce and all-in sustaining cost per ounce (“AISC”) in the fourth quarter were $6.04 and $11.28, a decrease of 31% and 22%, respectively, compared to the previous quarter. Improvements in consolidated cash costs and all-in sustaining costs per ounce were primarily attributed to the recently acquired Santa Elena Silver Mine, which exceeded guidance by producing 673,969 silver ounces and 11,110 ounces of gold for a total quarterly production of 1,506,405 silver equivalent ounces at a negative cash cost per payable silver ounce of ($2.84) and AISC of $1.44 per ounce. Excluding Santa Elena, consolidated cash costs and AISC in the fourth quarter would have been $8.59 and $14.23 per ounce, consistent with $8.77 and $14.41 in the previous quarter.

Financial

•	Generated revenues of $66.0 million in the quarter, a decrease of 9% or $6.5 million compared to the fourth quarter of 2014 primarily due to a 7% reduction in average realized silver price.

•	The Company recognized a mine operating earnings of $3.9 million compared to earnings of $5.8 million in the fourth quarter of 2014. Mine operating earnings were primarily affected by a decline in silver prices compared to the same quarter of the prior year.

•	The Company recorded an impairment charge of $108.4 million, or $70.2 million net of tax, on certain operations and development projects due to the decline in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company’s reserves and resources.

•	Generated a net loss of $103.0 million (loss per share of $0.66) compared to a net loss of $64.6 million (loss per share of $0.55) in the fourth quarter of 2014. Net loss incurred during the quarter was primarily due to a $108.4 million impairment of non-current assets, a $3.3 million loss on fair value adjustment of prepayment facility, $2.1 million in acquisition costs related to the acquisition of SilverCrest Mines Inc. and $0.5 million foreign exchange losses.

First Majestic Silver Corp. 2015 Annual MD&A	Page 2

•	Cash flow from operations before movements in working capital and income taxes in the quarter was $17.5 million ($0.11 per share) compared to $21.1 million ($0.18 per share) in the fourth quarter of 2014, primarily due to a decrease in mine operating earnings, due to lower silver prices.

2015 ANNUAL HIGHLIGHTS

Annual Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed /Tonnes Milled	254,625	851,567	667,702	555,564	349,193	174,003	2,852,655
Silver Ounces Produced	673,969	2,529,785	2,434,095	2,261,633	2,296,965	945,662	11,142,109
Silver Equivalent Ounces Produced	1,506,405	2,539,440	4,036,398	3,824,241	2,722,059	1,457,728	16,086,271
Cash Costs per Ounce	($2.84)	$13.01	$8.95	$6.19	$6.29	$6.86	$7.87
All-in Sustaining Cost per Ounce	$1.44	$16.47	$12.88	$8.63	$9.22	$13.42	$13.43
Total Production Cost per Tonne	$44.45	$36.75	$42.35	$45.85	$56.80	$53.27	$43.98

Operational

•	In 2015, the Company produced a total of 16,086,271 ounces of silver equivalents, an increase of 5% compared to the previous year. The increase in production was primarily attributed to the acquisition of the Santa Elena mine on October 1, 2015, which contributed 1,506,405 silver equivalent ounce of production since acquisition in the fourth quarter. This was offset by a decrease of 1,192,212 silver equivalent ounces production from La Encantada, as the Company focused on extracting lower cost ore in the breccia areas during the year, which have lower head grades.

•	Total ore processed during the year amounted to 2,852,655 tonnes, reflecting a 9% increase compared to the previous year. The increase in tonnes was primarily due to the acquisition of Santa Elena on October 1, 2015, which processed 254,625 tonnes during the period. Total production cost per tonne during the year was $43.98, a 15% decrease compared to $51.53 per tonne in the previous year. The decrease in production cost were primarily attributed to the Company’s ongoing efforts to reduce costs and the weakening of the Mexican pesos against the U.S. dollar.

•	Cash costs per ounce and all-in sustaining cost per ounce (“AISC”) in 2015 were $7.87 and $13.43 respectively, an improvement of 18% and 24%, respectively, compared to $9.58 and $17.71 in the previous year. The decrease in cash costs and all-in sustaining costs were reflective of the Company’s ongoing effort to reduce production costs, weakening of the Mexican pesos against the U.S. dollar, as well as the addition of the Santa Elena Silver Mine to the Company’s portfolio of assets, which became the Company’s lowest cost mine. Cash costs and AISC during the year also included $0.9 million, or $0.08 per ounce, in relation to severance costs.

Financial

•	Generated revenues of $219.4 million during the year, a decrease of 11% or $26.0 million compared to 2014 primarily due to a 14% reduction in average realized silver price, partially offset by 7% increase in payable silver equivalent ounces sold.

•	In 2015, the Company recognized mine operating earnings of $8.7 million compared to earnings of $30.2 million in the prior year. Mine operating earnings were primarily affected by a decline in silver prices compared to the prior year and higher depletion, depreciation and amortization as a result of reduction in the life of mines compared to the previous year due to change in Reserves and Resources from higher cut-off grades.

•	Generated a net loss of $108.4 million (loss per share of $0.84) compared to a net loss of $61.4 million (loss per share of $0.52) in 2014. The increase in net loss was primarily due to lower mine operating earnings, a $108.4 million impairment of non-current assets and $2.1 million in acquisition costs related to the acquisition of SilverCrest Mines Inc. Prior year’s net earnings also included a $14.1 million gain related to the First Silver litigation.

•	Cash flows from operations before movements in working capital and income taxes in the quarter was $59.7 million ($0.46 per share) compared to $74.4 million ($0.63 per share) in 2014, primarily due to a decrease in mine operating earnings, which were due to lower silver prices.

First Majestic Silver Corp. 2015 Annual MD&A	Page 3

2016 PRODUCTION OUTLOOK AND COST GUIDANCE

For 2016, the Company anticipates silver production will range between 12.0 to 13.3 million ounces (17.8 to 19.8 million silver equivalent ounces). This compares to 2015 silver production of 11.1 million ounces (16.1 million silver equivalent ounces). The increase is primarily due to the addition of a full year’s worth of production from Santa Elena offset by lower production levels forecasted for Del Toro and San Martin.

A mine-by-mine breakdown of the 2016 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. The production outlook includes the impact of the gold streaming agreement with Sandstorm Gold Ltd. (see “Santa Elena Silver Mine”). Metal price assumptions for calculating equivalents are: silver: $14.00/oz, gold: $1,000/oz, lead: $0.75 /lb, zinc: $0.75 /lb.

Anticipated OperatingParameters	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Tonnes processed ('000s)	950 - 1,056	1,115 - 1,128	530 - 589	465 - 517	284 - 316	166 - 184	3,510 - 3,790

Silver ounces ('000s)	2,048 - 2,276	2,744 - 3,049	2,649 - 2,944	1,851 - 2,057	1,658 - 1,842	1,063 - 1,182	12,013 - 13,350
Gold ounces	35,396 - 39,329	-	298 - 331	-	3,342 - 3,713	7,092 - 7,880	46,128 - 51,253
Pounds of lead ('000s)	-	-	11.162 - 12,402	23,599 - 26,221	-	-	34,761 - 38,623
Pounds of zinc ('000s)	-	-	11,896 - 13,218	-	-	-	11,896 - 13,218
Silver equivalent ounces ('000s)	4,576 - 5,085	2,744 - 3,049	3,906 - 4,340	3,116 - 3,462	1,897 - 2,108	1,570 - 1,745	17,809 - 19,788

Average silver grade (g/t)	79	145	190	170	239	241	149
Average recoveries (%)	85%	58%	82%	73%	76%	83%	73%

Cash cost per ounce	$3.12 - $3.72	$10.13 - $10.46	$6.25 - $6.68	$8.39 - $8.99	$8.29 - $8.84	$5.01 - $5.56	$7.11 - $7.60
Sustaining capital per ounce	$5.99 - $6.65	$1.78 - $1.98	$3.27 - $3.64	$2.66 - $2.95	$2.40 - $2.65	$5.29 - $5.88	$3.48 - $3.87
Expansionary capital per ounce	$0.58 - $0.64	$0.41 - $0.45	$2.00 - $2.22	$1.92 - $2.13	$1.82 - $2.03	$1.82 - $2.02	$1.43 - $1.59
Production cost per tonne	$37.96 - $39.22	$25.94 - $26.80	$35.54 - $37.52	$41.09 - $43.38	$56.97 - $60.14	$48.32 - $51.68	$36.52 - $38.18

The Company is projecting its 2016 AISC per ounce, as defined by the World Gold Council, to be within a range of $12.29 to $13.36 on a consolidated per payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2016 AISC to be within a range of $11.82 to $12.84 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation ($/Ag Oz)	FY 2016
Total Cash Costs per Payable Silver Ounce	7.11 - 7.60
General and Administrative Costs	1.24 - 1.37
Sustaining Development Costs	1.92 - 2.14
Sustaining Property, Plant and Equipment Costs	1.19 - 1.32
Sustaining Exploration Costs	0.37 - 0.42
Share-based Payments (non-cash)	0.38 - 0.42
Accretion of Decommissioning Liabilities (non-cash)	0.09 - 0.10
All-In Sustaining Costs: (WGC definition)	12.29 - 13.36
All-In Sustaining Costs: (WGC excluding non-cash items)	11.82 - 12.84

In 2016, the Company plans to invest approximately $63.8 million in capital expenditures consisting of $45.3 million for sustaining requirements and $18.5 million for expansionary projects. A total of approximately $16.7 million will be spent on property, plant and equipment, $35.2 million towards underground development, $9.9 million in exploration and $2.0 million towards corporate projects. This total represents a significant reduction in budgeted capital expenditures compared to the prior year. Management has the flexibility to make adjustments to the 2016 budget should metal prices vary dramatically in 2016.

First Majestic Silver Corp. 2015 Annual MD&A	Page 4

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2015				2014
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	242,109	252,377	189,811	167,270	186,411	169,659	183,177	181,924
La Parrilla	149,504	166,815	178,736	172,647	175,830	178,252	171,617	186,216
Del Toro	111,448	124,093	162,089	157,934	175,552	134,474	174,645	144,822
San Martin	83,442	87,883	89,506	88,362	96,651	92,498	96,278	78,524
La Guitarra	42,249	43,864	42,494	45,396	49,084	46,313	45,307	46,177
Santa Elena	254,625	-	-	-	-	-	-	-
Consolidated	883,377	675,032	662,637	631,609	683,528	621,196	671,024	637,663
Silver equivalent ounces produced
La Encantada	716,023	669,994	605,299	548,124	792,605	813,701	1,079,122	1,046,224
La Parrilla	1,051,679	919,167	985,107	1,080,445	1,159,177	1,168,240	1,142,432	1,203,337
Del Toro	586,672	750,458	1,159,484	1,327,628	1,264,751	712,860	899,710	801,460
San Martin	576,675	766,733	696,580	682,071	698,605	584,822	510,697	324,137
La Guitarra	382,953	451,684	356,089	267,002	332,389	243,913	223,262	256,514
Santa Elena	1,506,405	-	-	-	-	-	-	-
Consolidated	4,820,408	3,558,035	3,802,558	3,905,270	4,247,527	3,523,536	3,855,223	3,631,672
Silver ounces produced
La Encantada	714,057	668,124	602,869	544,735	788,369	806,055	1,073,636	1,043,573
La Parrilla	605,605	585,414	620,839	622,237	646,283	705,928	716,045	808,196
Del Toro	331,225	424,413	664,969	841,026	817,754	495,714	730,580	646,669
San Martin	485,227	642,473	597,328	571,937	592,698	509,046	449,045	282,829
La Guitarra	245,358	272,885	230,499	196,920	229,463	163,696	128,912	114,230
Santa Elena	673,969	-	-	-	-	-	-	-
Consolidated	3,055,442	2,593,309	2,716,503	2,776,855	3,074,567	2,680,439	3,098,218	2,895,497
Cash cost per ounce
La Encantada	$11.00	$12.64	$14.65	$14.27	$11.50	$11.39	$8.67	$8.67
La Parrilla	$7.18	$10.11	$10.72	$7.75	$7.42	$5.87	$5.76	$6.21
Del Toro	$9.25	$8.91	$4.34	$5.09	$7.03	$15.94	$14.70	$16.50
San Martin	$7.20	$5.62	$6.25	$6.29	$7.32	$9.60	$10.02	$12.94
La Guitarra	$7.02	$3.62	$6.74	$11.28	$9.45	$10.91	$9.48	$2.14
Santa Elena	$(2.84)	-	-	-	-	-	-	-
Consolidated	$6.04	$8.77	$8.74	$8.22	$8.51	$10.41	$9.63	$9.88
All-in sustaining cost per ounce
La Encantada	$14.29	$16.01	$18.32	$17.85	$17.76	$17.32	$14.25	$13.70
La Parrilla	$9.98	$14.43	$14.48	$12.58	$11.09	$11.77	$11.42	$11.99
Del Toro	$11.30	$11.89	$6.97	$7.25	$10.16	$25.39	$20.44	$22.74
San Martin	$9.83	$8.87	$9.62	$8.69	$9.54	$14.11	$15.89	$20.43
La Guitarra	$14.24	$9.68	$13.32	$17.71	$17.21	$27.74	$23.39	$17.27
Santa Elena	$1.44	-	-	-	-	-	-	-
Consolidated	$11.28	$14.41	$14.49	$13.88	$14.43	$19.89	$18.18	$18.71
Production cost per tonne
La Encantada	$30.92	$31.93	$44.21	$43.96	$45.29	$50.82	$46.47	$45.77
La Parrilla	$38.99	$40.62	$46.49	$42.64	$42.68	$44.48	$45.58	$41.38
Del Toro	$45.22	$47.59	$42.99	$47.87	$46.83	$66.95	$62.70	$77.09
San Martin	$54.22	$58.71	$56.09	$58.06	$59.34	$64.57	$55.38	$56.21
La Guitarra	$57.02	$52.92	$54.58	$48.88	$47.30	$48.01	$47.44	$50.07
Santa Elena	$44.45	-	-	-	-	-	-	-
Consolidated	$41.44	$41.81	$46.80	$46.90	$47.15	$54.34	$51.81	$53.20

First Majestic Silver Corp. 2015 Annual MD&A	Page 5

Operating Results – Consolidated Operations

Key Performance Metrics	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
Production
Ore processed/tonnes milled	883,377	675,032	31%	683,528	29%	2,852,655	2,613,411	9%
Average silver grade (g/t)	146	167	(13%)	201	(28%)	168	206	(18%)
Recovery (%)	74%	72%	3%	70%	6%	72%	68%	7%

Total silver ounces produced	3,055,442	2,593,309	18%	3,074,567	(1%)	11,142,109	11,748,721	(5%)
Total payable silver ounces produced	2,970,551	2,512,014	18%	3,011,854	(1%)	10,755,381	11,528,362	(7%)
Gold ounces produced	14,534	4,434	228%	3,326	337%	25,467	12,283	107%
Pounds of lead produced	9,040,601	8,743,453	3%	11,764,160	(23%)	40,149,170	39,192,908	2%
Pounds of zinc produced	4,227,296	3,122,498	35%	4,580,260	(8%)	17,524,223	13,130,378	33%
Tonnes of iron ore produced	-	-	0%	-	0%	-	1,332	(100%)
Total production - ounces silver equivalent	4,820,408	3,558,035	35%	4,247,527	13%	16,086,271	15,257,958	5%

Underground development (m)	9,261	8,231	13%	11,772	(21%)	37,578	49,030	(23%)
Diamond drilling (m)	5,819	8,586	(32%)	5,990	(3%)	36,098	44,023	(18%)

Costs
Mining cost per ounce	$4.20	$3.77	12%	$3.70	14%	$4.17	$4.07	3%
Milling cost per ounce	5.70	5.20	10%	4.84	18%	5.20	5.56	(7%)
Indirect cost per ounce	2.41	2.26	7%	2.14	13%	2.30	2.05	12%
Total production cost per ounce	$12.32	$11.23	10%	$10.68	15%	$11.67	$11.68	(0%)
Transport and other selling costs per ounce	0.44	0.48	(8%)	0.61	(27%)	0.49	0.58	(16%)
Smelting and refining costs per ounce	2.28	2.48	(8%)	2.71	(16%)	2.63	2.30	14%
Environmental duty and royalties per ounce	0.10	0.09	15%	0.12	(16%)	0.11	0.14	(21%)
Cash cost per ounce before by-product credits	$15.14	$14.28	6%	$14.12	7%	$14.89	$14.70	1%
Deduct: By-product credits	(9.11)	(5.51)	65%	(5.61)	62%	(7.02)	(5.12)	37%
Cash cost per ounce	$6.04	$8.77	(31%)	$8.51	(29%)	$7.87	$9.58	(18%)

Workers’ Participation	0.02	0.05	(59%)	0.01	180%	0.05	0.18	(73%)
General and administrative expenses	1.46	1.47	(1%)	1.34	9%	1.51	1.62	(7%)
Share-based payments	0.26	0.40	(36%)	0.26	0%	0.46	0.63	(28%)
Accretion of decommissioning liabilities	0.09	0.07	29%	0.06	43%	0.08	0.07	12%
Sustaining capital expenditures	3.41	3.64	(6%)	4.25	(20%)	3.47	5.62	(38%)
All-In Sustaining Costs per ounce	$11.28	$14.41	(22%)	$14.43	(22%)	$13.43	$17.71	(24%)

Mining cost per tonne	$14.14	$14.03	1%	$16.30	(13%)	$15.73	$17.95	(12%)
Milling cost per tonne	19.18	19.36	(1%)	21.42	(10%)	19.59	24.53	(20%)
Indirect cost per tonne	8.12	8.41	(3%)	9.44	(14%)	8.67	9.05	(4%)
Total production cost per tonne	$41.44	$41.81	(1%)	$47.15	(12%)	$43.98	$51.53	(15%)

Production

Total production for the quarter was 4,820,408 silver equivalent ounces and consisted of 3,055,442 ounces of silver, 14,534 ounces of gold, 9,040,601 pounds of lead and 4,227,296 pounds of zinc. Compared to the previous quarter, total production increased by 35% primarily due to the addition of 1,506,405 ounces of production from the Santa Elena mine, which was acquired from SilverCrest on October 1, 2015.

During the year, total production amounted to 16,086,271 silver equivalent ounces, comprising of 11,142,109 ounces of silver, 25,467 ounces of gold, 40,149,170 pounds of lead and 17,524,223 pounds of zinc. Total production increased 5% compared to the previous year primarily due to the addition of the Santa Elena mine in the fourth quarter, net of reductions at the La Encantada and La Parrilla mines due to decrease in silver head grades.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $6.04 per payable ounce of silver, an improvement of 31% from $8.77 per ounce in the third quarter of 2015 and 29% from $8.51 per ounce in the same quarter of 2014. The decrease in cash cost per ounce was primarily attributed to the addition of the Santa Elena mine, which had a negative cash cost of ($2.84) per payable silver ounce, as well as the Company’s ongoing effort to reduce costs and weakening of the Mexican pesos against the U.S. dollar.

First Majestic Silver Corp. 2015 Annual MD&A	Page 6

Cash cost per ounce for the year was $7.87, an 18% decrease from $9.58 per ounce in the prior year, as management continues to focus on cost reduction. At Del Toro, cash costs decreased by 52% from $13.04 per ounce in 2014 to $6.19 per ounce in the current year due to improvements in recoveries and cost savings contributed by the 115 kilovolt power line supplying 100% of the required power for Del Toro’s operation. At San Martin, cash costs decreased by 34% from $9.47 per ounce in 2014 to $6.29 in the current year, which was attributed to improvements in dilution control resulting in higher head grades and improved recoveries.

All-In Sustaining Cost per Ounce

Consolidated all-in sustaining cost (“AISC”) for the quarter was $11.28 per ounce, a 22% improvement compared to $14.41 in the previous quarter and $14.43 in the fourth quarter of 2014. AISC reduced significantly due to the recent addition of the Santa Elena mine, which had an AISC of $1.44 per ounce in the quarter.

Compared to the prior year, AISC improved 24% from $17.71 per ounce to $13.43 per ounce in 2015. The improvement in AISC is primarily attributed to cost savings materializing from the new power line at Del Toro and ongoing re-negotiations with suppliers and contractors, further staff reductions, the positive effects of the weaker Mexican pesos and the addition of the Santa Elena Silver Mine on October 1, 2015.

Head Grades and Recoveries

The overall average head grade for the quarter was 146 grams per tonne (“g/t”), a decrease of 13% from 167 g/t in the third quarter of 2015 and a decrease of 28% compared to 201 g/t in the fourth quarter of 2014. Compared to the previous quarter, the decrease in head grades was primarily due to Santa Elena’s reprocessing of lower grade heap leach material blended with fresh mined ore. Compared to the fourth quarter of 2014, the decrease in head grade was attributed to a 37% decrease in La Encantada due to a change in the mine plan to extract ore from the breccias as it requires less development costs and 32% lower silver grades at Del Toro while mining through a lower grade area of the Perseverancia mine.

The overall silver head grade in 2015 was 168 g/t, an 18% decrease compared to 206 g/t in the previous year, primarily due to lower head grades at Santa Elena, La Encantada and Del Toro, offset by La Guitarra which experienced a significant 59% head grade increase as the Company transitioned from the old La Guitarra mine to the newly developed Coloso mine. San Martin also had a 22% increase in average silver grade due to high grades from the new Rosario mine.

Combined recoveries of silver for all mines in the quarter were 74% compared to 72% in the previous quarter and 70% in the fourth quarter of 2014. Silver recoveries for the year also improved to 72%, compared to 68% in the previous year. Improvements in recoveries were primarily attributed to higher recoveries at San Martin due to improvements in mining dilution control and continuous optimization of metallurgical testing.

Development and Exploration

A total of 9,261 metres of underground development was completed during the quarter, compared to 8,231 metres developed in the previous quarter and 11,772 metres completed in the fourth quarter of 2014. During 2015, a total of 37,578 metres of underground development was completed, a 23% decrease from 49,030 metres developed in 2014. The decrease in mine development compared to the prior year was the result of budgetary constraints implemented due to the low silver price environment.

At quarter end, seven diamond drill rigs were active at the Company’s six operating mines. During the quarter, a total of 5,819 metres were drilled compared to 8,586 metres drilled in the third quarter and 5,990 metres drilled in the fourth quarter of 2014. During 2015, a total of 36,098 metres were drilled compared to 44,023 metres in 2014. The focus of the drilling program consisted of underground delineation of known ore bodies, in-fill drilling, and exploration drilling primarily at La Encantada, Del Toro and La Parrilla. The decrease in drilling activities was primarily due to lower drilling activities at La Parrilla and Del Toro as a result of budget constraints. The Company continued its drilling program at La Encantada in preparation for the release of an updated NI 43-101 Technical Report to be delivered in the first quarter of 2016 and to define the resources in the newly discovered Ojuelas area.

First Majestic Silver Corp. 2015 Annual MD&A	Page 7

Santa Elena Silver Mine, Sonora, México

The Santa Elena Silver Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions that total 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. on October 1, 2015. The Santa Elena operation involves the combined processing of ore from its underground reserves, the remaining reserves in the open pit, and reprocessing of spent ore from the previous heap leach pad with a 3,000 tpd cyanidation circuit. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2015-Q4
PRODUCTION
Ore processed/tonnes milled	254,625
Average silver grade (g/t)	96
Recovery (%)	86%

Total silver ounces produced	673,969
Total payable silver ounces produced	672,958
Gold ounces produced	11,110
Total production - ounces silver equivalent	1,506,405

Underground development (m)	1,738
Diamond drilling (m)	198

COST
Mining cost per ounce	$6.02
Milling cost per ounce	8.60
Indirect cost per ounce	2.20
Total production cost per ounce	$16.82
Transport and other selling costs per ounce	0.14
Smelting and refining costs per ounce	0.46
Environmental duty and royalties per ounce	0.21
Cash cost per ounce before by-product credits	$17.63
Deduct: By-product credits	(20.47)
Cash cost per ounce	($2.84)

Accretion of decommissioning liabilities	0.14
Sustaining capital expenditures	4.14
All-In Sustaining Costs per ounce	$1.44

Mining cost per tonne	$15.90
Milling cost per tonne	22.73
Indirect cost per tonne	5.82
Total production cost per tonne	$44.45

The Santa Elena Silver Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at December 31, 2015, the Santa Elena mine has delivered 32,730 ounces of gold to Sandstorm to date.

During the quarter, Santa Elena exceeded guidance by producing 673,969 silver ounces and 11,110 ounces of gold for a total quarterly production of 1,506,405 silver equivalent ounces. The mill processed a total of 254,625 tonnes during the quarter, consisting of 127,396 tonnes (equivalent to 1,385 tpd) of underground ore and 127,229 tonnes (equivalent to 1,383 tpd) from the above ground heap leach pad.

Silver recoveries increased to 86%, up 16% compared to the quarter prior to the Company’s acquisition and a new mine record, primarily due to improvements made in fine grinding ore size, longer leaching times and the addition of oxygen and lead nitrates into the circuit. Gold grades and recoveries averaged 1.47 g/t and 92%, respectively.

First Majestic Silver Corp. 2015 Annual MD&A	Page 8

Cash costs and AISC for Santa Elena’s first quarter under First Majestic’s management achieved negative cash costs of ($2.84) per payable silver ounce, attributed primarily to high by-product credits from the mine’s high gold production and cost synergies and savings from negotiations with certain contractors and suppliers.

During the fourth quarter, underground development totaled 1,738 metres. During the quarter, development of the high grade narrow veins of Alejandra and Alejandra del Bajo were suspended in order to initiate production from these veins using the cut-and-fill mining method in early 2016.

One underground drill rig was active within the Santa Elena property during the quarter, with a total of 198 metres drilled with the intent to delineate the Santa Elena Main Vein in the planned stopes and to locate the hanging-wall fault which drives the stope width when it gets closer to the main vein.

First Majestic Silver Corp. 2015 Annual MD&A	Page 9

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION
Ore processed/tonnes milled	149,504	166,815	(10%)	175,830	(15%)	667,702	711,915	(6%)
Average silver grade (g/t)	156	141	11%	142	10%	145	158	(8%)
Recovery (%)	81%	78%	4%	80%	0%	78%	79%	(2%)

Total silver ounces produced	605,605	585,414	3%	646,283	(6%)	2,434,095	2,876,452	(15%)
Total payable silver ounces produced	555,539	544,286	2%	627,541	(11%)	2,231,443	2,788,779	(20%)
Gold ounces produced	266	331	(20%)	244	9%	1,161	982	18%
Pounds of lead produced	4,187,628	2,580,988	62%	3,855,052	9%	10,441,510	21,259,559	(51%)
Pounds of zinc produced	4,227,296	3,122,498	35%	4,580,260	(8%)	17,524,223	12,619,352	39%
Total production - ounces silver equivalent	1,051,679	919,167	14%	1,159,177	(9%)	4,036,398	4,673,186	(14%)

Underground development (m)	1,692	1,701	(1%)	2,378	(29%)	7,371	8,981	(18%)
Diamond drilling (m)	2,145	1,367	57%	685	213%	9,750	5,789	68%

COST
Mining cost per ounce	$2.86	$3.93	(27%)	$4.40	(35%)	$4.93	$4.03	22%
Milling cost per ounce	5.09	5.91	(14%)	5.13	(1%)	5.30	4.92	8%
Indirect cost per ounce	2.54	2.60	(2%)	2.43	5%	2.44	2.16	13%
Total production cost per ounce	$10.49	$12.45	(16%)	$11.96	(12%)	$12.67	$11.11	14%
Transport and other selling costs per ounce	1.04	0.77	35%	1.10	(6%)	0.90	1.06	(15%)
Smelting and refining costs per ounce	6.16	4.76	29%	5.09	21%	5.33	4.49	19%
Environmental duty and royalties per ounce	0.11	0.13	(17%)	0.16	(33%)	0.16	0.21	(24%)
Cash cost per ounce before by-product credits	$17.79	$18.10	(2%)	$18.31	(3%)	$19.06	$16.87	13%
Deduct: By-product credits	(10.61)	(8.00)	33%	(10.89)	(3%)	(10.11)	(10.57)	(4%)
Cash cost per ounce	$7.18	$10.11	(29%)	$7.42	(3%)	$8.95	$6.30	42%

Accretion of decommissioning liabilities	0.06	0.07	(2%)	0.05	21%	0.07	0.05	35%
Sustaining capital expenditures	2.73	4.25	(36%)	3.61	(24%)	3.85	5.20	(26%)
All-In Sustaining Costs per ounce	$9.98	$14.43	(31%)	$11.09	(10%)	$12.88	$11.54	12%

Mining cost per tonne	$10.61	$12.83	(17%)	$15.69	(32%)	$16.48	$15.77	5%
Milling cost per tonne	18.93	19.29	(2%)	18.32	3%	17.72	19.28	(8%)
Indirect cost per tonne	9.45	8.49	11%	8.67	9%	8.15	8.46	(4%)
Total production cost per tonne	$38.99	$40.62	(4%)	$42.68	(9%)	$42.35	$43.51	(3%)

Total production from the La Parrilla mine was 1,051,679 equivalent ounces of silver during the quarter, an increase of 14% compared to 919,167 equivalent ounces of silver in the previous quarter. During the quarter, the lead circuit processed an average lead grade of 2.1% with recoveries of 84% for total lead production of 4,187,628 lbs, representing a 62% increase compared to the previous quarter. The increase in lead production was primarily attributed to 5% higher recoveries, a 33% increase in grade and a 16% increase in throughput. The zinc circuit processed an average zinc grade of 2.6% with recoveries of 68% for total zinc production of 4,227,296 lbs, representing a 35% increase compared to the previous quarter. The increase in zinc production was primarily due to an 11% increase in grades, a 5% increase in recoveries and a 16% increase in throughput. Compared to the fourth quarter of 2014, total production decreased 9% from 1,159,177 equivalent ounces of silver. The decrease was primarily attributed to a 15% decrease in throughput, partially offset by higher silver and lead grades.

During the quarter, total production cost was $38.99 per tonne, a 4% decrease compared to the previous quarter and a 9% decrease compared to the same quarter of 2014. The improvement in production costs was attributed to the weaker Mexican pesos, as well as a decision by the Company to leave higher cost ounces in the ground in order to improve profitability. Cash cost in the quarter was $7.18 per ounce, a decrease of 29% compared to the previous quarter and a decrease of 3% compared to the fourth quarter of 2014. The decrease in cash cost compared to the previous quarter was primarily due to an increase in by-product credits attributed to higher lead and zinc production.

First Majestic Silver Corp. 2015 Annual MD&A	Page 10

As a result of the current low silver price environment, cut-off grades for the oxide circuit were increased in order to produce profitable ounces with a planned reduction of throughput to 500 tpd. This higher cut-off will result in lower throughputs through the cyanidation circuit, while the Company offset this decrease by increasing the La Parrilla flotation circuit production to 1,200 tpd. During the quarter, a total of 149,504 tonnes were processed, a 10% decrease compared to the previous quarter and a 15% decrease compared to the fourth quarter of 2014. The flotation circuit processed 107,450 tonnes (1,168 tpd) with an average silver grade of 165 g/t and an 87% recovery while the cyanidation circuit processed 42,053 tonnes (457 tpd) with an average silver grade of 133 g/t and a 61% recovery.

A total of 1,692 metres of underground development were completed in the quarter, compared to 1,701 metres in the third quarter of 2015 and 2,378 metres in the fourth quarter of 2014. A total of 2,145 metres of diamond drilling were completed in the quarter compared to 1,367 metres of diamond drilling in the third quarter of 2015 and 685 metres in the fourth quarter of 2014. Two underground drill rigs were active during the quarter as the focus of the 2015 exploration program is on the Rosarios and Vacas mines, where drilling results have indicated potential higher grade ore bodies at depth.

First Majestic Silver Corp. 2015 Annual MD&A	Page 11

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION
Ore processed/tonnes milled	242,109	252,377	(4%)	186,411	30%	851,567	721,171	18%
Average silver grade (g/t)	157	142	11%	248	(37%)	161	282	(43%)
Recovery (%)	58%	58%	1%	53%	10%	57%	57%	1%

Total silver ounces produced	714,057	668,124	7%	788,369	(9%)	2,529,785	3,711,633	(32%)
Total payable silver ounces produced	711,201	665,451	7%	785,216	(9%)	2,519,666	3,696,786	(32%)
Gold ounces produced	26	25	4%	59	(56%)	131	146	(10%)
Tonnes of iron ore produced	-	-	0%	-	0%	-	1,332	(100%)
Total production - ounces silver equivalent	716,023	669,994	7%	792,605	(10%)	2,539,440	3,731,652	(32%)

Underground development (m)	960	1,290	(26%)	4,344	(78%)	7,258	13,818	(47%)
Diamond drilling (m)	450	4,680	(90%)	3,367	(87%)	11,266	19,337	(42%)

COST
Mining cost per ounce	$3.31	$3.12	6%	$3.38	(2%)	$3.53	$2.96	19%
Milling cost per ounce	5.25	7.00	(25%)	5.43	(3%)	6.44	4.71	37%
Indirect cost per ounce	1.97	1.99	(1%)	1.90	4%	2.45	1.50	63%
Total production cost per ounce	$10.53	$12.11	(13%)	$10.71	(2%)	$12.42	$9.17	35%
Transport and other selling costs per ounce	0.20	0.22	(9%)	0.26	(23%)	0.22	0.24	(8%)
Smelting and refining costs per ounce	0.31	0.32	(3%)	0.42	(26%)	0.36	0.40	(10%)
Environmental duty and royalties per ounce	0.00	0.03	(100%)	0.11	(100%)	0.05	0.11	(55%)
Cash cost per ounce before by-product credits	$11.03	$12.68	(13%)	$11.50	(4%)	$13.05	$9.92	32%
Deduct: By-product credits	(0.03)	(0.04)	(25%)	0.00	100%	(0.04)	(0.06)	(33%)
Cash cost per ounce	$11.00	$12.64	(13%)	$11.50	(4%)	$13.01	$9.86	32%

Workers’ Participation	(0.00)	0.00	0%	(0.41)	(99%)	0.08	0.49	(84%)
Accretion of decommissioning liabilities	0.07	0.08	(7%)	0.07	8%	0.08	0.06	44%
Sustaining capital expenditures	3.21	3.30	(2%)	6.60	(51%)	3.30	5.09	(35%)
All-In Sustaining Costs per ounce	$14.28	$16.01	(11%)	$17.76	(20%)	$16.47	$15.50	6%

Mining cost per tonne	$9.73	$8.23	18%	$14.22	(32%)	$10.44	$15.18	(31%)
Milling cost per tonne	15.41	18.45	(16%)	23.06	(33%)	19.05	24.13	(21%)
Indirect cost per tonne	5.78	5.25	10%	8.01	(28%)	7.26	7.68	(5%)
Total production cost per tonne	$30.92	$31.93	(3%)	$45.29	(32%)	$36.75	$46.99	(22%)

A total of 716,023 equivalent ounces of silver were produced by the La Encantada processing plant during the fourth quarter. Production in the fourth quarter increased by 7% from 669,994 equivalent ounces of silver in the third quarter of 2015. The increase was primarily due to an 11% increase in silver grades offset by a 4% reduction in throughput. Compared to the same quarter of the prior year, total production decreased by 10% due to a 37% decrease in silver grade from mining of lower grade breccias and stopes during the quarter, partially offset by a 30% increase in tonnes milled as a result of the mill expansion which was completed in the third quarter of 2015. The Company is currently testing the caving mining method in the San Javier and Milagros breccias in order to further reduce costs. Meanwhile, a two kilometres access ramp to the newly discovered Ojuelas area is in progress and is expected to be completed by the end of 2016.

Cash cost per ounce for the quarter was $11.00 compared to $12.64 in the previous quarter and $11.50 in the same quarter of the previous year. Despite the significant decline in head grades, La Encantada has been able to improve its cash cost primarily due to savings from economies of scale from the expanded 3,000 tpd crushing capacity and the weaker Mexican pesos. Total production cost per tonne for the quarter was $30.92, a 3% improvement compared to the third quarter of 2015 and 32% lower compared to the fourth quarter of 2014. In an effort to reduce energy costs, the Company signed a two year contract with a liquefied natural gas (“LNG”) supplier to convert the entire operation’s power generation from diesel to natural gas, at no cost to First Majestic. The LNG power generation plant is owned by the LNG supplier. During the fourth quarter, the foundations and electrical wiring for the new natural gas power plant was completed. The generators arrived on site in mid-December and are currently being installed. Initial testing and commissioning is now expected to occur in February. The Company estimates La Encantada will realize approximately 20% reduction in energy costs as a result of this fuel conversion.

First Majestic Silver Corp. 2015 Annual MD&A	Page 12

Tonnage milled in the quarter was 242,109 tonnes, comparable to the previous quarter but was 30% higher than the fourth quarter of 2014 due to the plant expansion that was completed in the third quarter. The average head grade in the quarter was 157 g/t, an increase of 11% compared to the previous quarter and a 37% decrease from 248 g/t in the fourth quarter of 2014 due to the lower grades in the current stopes in production and the old stopes in which ore was being extracted. The Company is currently focused on the preparation of the San Javier and Milagros breccias in order to improve volume while reducing production and development costs.

A total of 960 metres were developed underground in the quarter compared to 1,290 metres in the third quarter of 2015 and 4,344 metres in the fourth quarter of 2014. Mine developments in the San Javier breccia, Milagros breccia and 310 ore bodies are being prepared for initial production, which is expected to begin in early 2016. These new production areas are planned to utilize a variation of sub-level caving which is a low cost bulk mining method typically used in large tonnage deposits.

During the fourth quarter, one surface drill rig was active at La Encantada. A total of 450 metres of exploration and diamond drilling were completed in the fourth quarter compared to 4,680 metres of drilling in the previous quarter and 3,367 metres of drilling in the fourth quarter of 2014. The Ojuelas area was identified as a high priority for resource development in La Encantada and the majority of drilling was focused in this area.

First Majestic Silver Corp. 2015 Annual MD&A	Page 13

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 1,047 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a cyanidation circuit which is currently in care and maintenance pending exploration results. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION
Ore processed/tonnes milled	111,448	124,093	(10%)	175,552	(37%)	555,564	629,493	(12%)
Average silver grade (g/t)	132	148	(11%)	194	(32%)	172	193	(11%)
Recovery (%)	70%	72%	(3%)	75%	(6%)	74%	69%	7%

Total silver ounces produced	331,225	424,413	(22%)	817,754	(59%)	2,261,633	2,690,717	(16%)
Total payable silver ounces produced	313,720	401,983	(22%)	785,044	(60%)	2,142,105	2,596,120	(17%)
Gold ounces produced	70	55	27%	158	(56%)	413	617	(33%)
Pounds of lead produced	4,852,973	6,162,466	(21%)	7,909,108	(39%)	29,707,660	17,933,349	66%
Pounds of zinc produced	-	-	0%	-	0%	-	511,026	(100%)
Total production - ounces silver equivalent	586,672	750,458	(22%)	1,264,751	(54%)	3,824,241	3,678,781	4%

Underground development (m)	1,460	1,091	34%	2,095	(30%)	6,050	9,868	(39%)
Diamond drilling (m)	55	1,644	(97%)	559	(90%)	9,470	7,145	33%

COST
Mining cost per ounce	$6.90	$6.21	11%	$3.84	80%	$4.87	$5.44	(11%)
Milling cost per ounce	5.86	5.51	6%	4.69	25%	4.81	7.71	(38%)
Indirect cost per ounce	3.30	2.97	11%	1.95	69%	2.21	2.00	10%
Total production cost per ounce	$16.06	$14.69	9%	$10.48	53%	$11.89	$15.15	(21%)
Transport and other selling costs per ounce	0.89	0.94	(5%)	0.84	6%	0.78	0.76	3%
Smelting and refining costs per ounce	5.83	5.73	2%	4.13	41%	5.14	3.32	55%
Environmental duty and royalties per ounce	0.08	0.09	(9%)	0.09	(9%)	0.09	0.10	(5%)
Cash cost per ounce before by-product credits	$22.87	$21.45	7%	$15.54	47%	$17.90	$19.33	(7%)
Deduct: By-product credits	(13.61)	(12.53)	9%	(8.51)	60%	(11.71)	(6.29)	86%
Cash cost per ounce	$9.25	$8.91	4%	$7.03	32%	$6.19	$13.04	(52%)

Accretion of decommissioning liabilities	0.11	0.09	28%	0.06	99%	0.07	0.07	(3%)
Sustaining capital expenditures	1.93	2.89	(33%)	3.08	(37%)	2.37	5.68	(58%)
All-In Sustaining Costs per ounce	$11.30	$11.89	(5%)	$10.16	11%	$8.63	$18.79	(54%)

Mining cost per tonne	$19.43	$20.10	(3%)	$17.15	13%	$18.77	$22.45	(16%)
Milling cost per tonne	16.50	17.86	(8%)	20.99	(21%)	18.55	31.80	(42%)
Indirect cost per tonne	9.29	9.62	(3%)	8.70	7%	8.53	8.27	3%
Total production cost per tonne	$45.22	$47.58	(5%)	$46.83	(3%)	$45.85	$62.52	(27%)

During the fourth quarter, the Del Toro mine operated at an average of 1,211 tpd, processing 111,448 tonnes of ore with an average silver grade of 132 g/t. Del Toro produced a total of 586,672 silver equivalent ounces representing a 22% decrease compared to the previous quarter. The decrease in production was primarily due to a 10% decrease in throughput and an 11% decrease in silver grades. The 10% decrease in tonnage processed in the quarter was attributed to a reduction in throughput from the San Juan mine due to challenging geotechnical conditions and the presence of groundwater which reduced the ability to extract mineralized material from San Juan Orebody 3.

Compared to the same quarter of the prior year, production decreased by 54% due to a 37% decrease in tonnes milled and 32% lower silver grades as mining occurred in a lower grade area and narrow veins of the Perseverancia mine and Lupita vein and the lack of production from San Juan orebody 3. Metallurgical silver recoveries were 70% in the quarter, 3% lower than the previous quarter and 6% lower than the same quarter of the previous year, primarily due to lower head grades.

Lead grades and recoveries averaged 3.4% and 58%, respectively, producing a total of 4,852,973 pounds of lead, representing a 21% decrease compared to the previous quarter, this compared to 3.7% and 62%, respectively, in the previous quarter due to ore production from the lower lead grade area of the Perseverancia mine.

Cash cost per ounce for the quarter was $9.25, an increase of $0.34 compared to the previous quarter and an increase of 32% compared to $7.03 in the same quarter of the prior year. The increase in cash cost per ounce was primarily due to decrease in head grades, while production cost on a per tonne basis were lower by 5% and 3%, respectively, compared to the previous quarter and the same quarter of 2014.

First Majestic Silver Corp. 2015 Annual MD&A	Page 14

Total underground development at Del Toro in the current quarter was 1,460 metres compared to 1,091 metres in the third quarter of 2015 and 2,095 metres in the same quarter of the prior year. The decrease in development metres compared to the prior year was due to the budget constraints while the development of the eleventh level on Lupita vein was suspended while drilling in the area was completed.

At quarter end, one drill rig was active at Del Toro and a total of 55 metres were completed compared to 1,644 metres in the previous quarter and 559 metres in the same quarter of 2014. Drilling at Del Toro was limited due to budget constraints.

First Majestic Silver Corp. 2015 Annual MD&A	Page 15

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION
Ore processed/tonnes milled	83,442	87,883	(5%)	96,651	(14%)	349,193	363,951	(4%)
Average silver grade (g/t)	231	282	(18%)	249	(7%)	260	213	22%
Recovery (%)	78%	81%	(3%)	77%	2%	79%	73%	7%

Total silver ounces produced	485,227	642,473	(24%)	592,698	(18%)	2,296,965	1,833,618	25%
Total payable silver ounces produced	484,742	641,831	(24%)	590,327	(18%)	2,293,525	1,826,284	26%
Gold ounces produced	1,222	1,648	(26%)	1,451	(16%)	5,745	4,209	36%
Total production - ounces silver equivalent	576,675	766,733	(25%)	698,605	(17%)	2,722,059	2,118,261	29%

Underground development (m)	1,487	1,974	(25%)	1,414	5%	7,680	9,565	(20%)
Diamond drilling (m)	2,059	482	327%	943	118%	3,640	5,564	(35%)

COST
Mining cost per ounce	$3.03	$2.93	3%	$3.13	(3%)	$3.06	$3.95	(23%)
Milling cost per ounce	4.19	3.58	17%	4.59	(9%)	3.93	5.52	(29%)
Indirect cost per ounce	2.11	1.52	39%	1.99	6%	1.65	2.27	(27%)
Total production cost per ounce	$9.33	$8.04	16%	$9.71	(4%)	$8.65	$11.74	(26%)
Transport and other selling costs per ounce	0.23	0.22	6%	0.15	55%	0.19	0.17	14%
Smelting and refining costs per ounce	0.22	0.23	(5%)	0.31	(28%)	0.24	0.32	(23%)
Environmental duty and royalties per ounce	0.08	0.09	(13%)	0.12	(31%)	0.10	0.12	(20%)
Cash cost per ounce before by-product credits	$9.86	$8.58	15%	$10.29	(4%)	$9.18	$12.35	(26%)
Deduct: By-product credits	(2.66)	(2.96)	(10%)	(2.97)	(10%)	(2.90)	(2.88)	0%
Cash cost per ounce	$7.20	$5.62	28%	$7.32	(2%)	$6.29	$9.47	(34%)

Workers’ Participation	0.13	0.20	(33%)	0.48	(72%)	0.15	0.15	0%
Accretion of decommissioning liabilities	0.07	0.06	32%	0.05	36%	0.06	0.07	(11%)
Sustaining capital expenditures	2.42	2.99	(19%)	1.69	43%	2.73	4.29	(37%)
All-In Sustaining Costs per ounce	$9.83	$8.87	11%	$9.54	3%	$9.22	$14.01	(34%)

Mining cost per tonne	$17.58	$21.43	(18%)	$19.13	(8%)	$20.09	$19.82	1%
Milling cost per tonne	24.36	26.18	(7%)	28.05	(13%)	25.84	27.72	(7%)
Indirect cost per tonne	12.28	11.10	11%	12.16	1%	10.87	11.41	(5%)
Total production cost per tonne	$54.22	$58.71	(8%)	$59.34	(9%)	$56.80	$58.95	(4%)

During the quarter, the San Martin mine processed a total of 83,442 tonnes, an average of 907 tpd compared to 955 tpd in the previous quarter. The average head grade was 231 g/t, a decrease of 18% compared to the previous quarter and a 7% decrease compared to the same quarter of the prior year. In October, heavy winds and excessive rainfall occurred at San Martin due to Hurricane Patricia making landfall on the Pacific coast of Mexico. The Company took immediate precautions and evacuated the mine and processing plant as the eye of the storm was projected to pass directly over the operation. Fortunately, no property damage was recorded but throughput levels were 5% lower compared to the prior quarter as a result of the temporary disruption. The decrease in the ore grade compared to the prior quarters is due to the depletion of high grades zones in the Rosario mine and challenging ground conditions that impacted the planned throughput.

Quarterly production of 576,675 silver equivalent ounces, a decrease of 25% from the previous quarterly production of 766,733 ounces and a 17% decrease from the 698,605 ounces produced in the same quarter of the prior year. Compared to the previous quarter, total production decreased 25% due to an 18% decrease in silver grades and a 5% decrease in throughput.

First Majestic Silver Corp. 2015 Annual MD&A	Page 16

Silver recovery in the quarter was 78%, a 3% decrease compared to 81% in the previous quarter, and an increase of 2% compared to 77% in the same quarter of the prior year. The increase in recovery from the previous year was attributed to continuous improvements made in leaching and thickener tanks, and the precipitation processes, whereas the decrease over the previous quarter was due to lower head grades.

During the quarter, total production cost was $54.22 per tonne, an 8% decrease compared to the third quarter of 2015 and a 9% improvement compared to fourth quarter of 2014. Cash cost per ounce was $7.20, a 28% increase from $5.62 per ounce in the previous quarter and consistent compared to the $7.32 per ounce in the fourth quarter of 2014. The increase in product costs was a result of lower throughput and lower grade produced. Production cost per tonne at the San Martin mine are marginally higher than the other mines due to the additional ground support costs such as rock-bolting, screening and shot-creting, due to the unstable ground conditions. The increase in cash cost per ounce was primarily due to lower head grades.

A total of 1,487 metres of underground development was completed in the quarter compared to 1,974 metres of development in the previous quarter and 1,414 metres of development in the fourth quarter of 2014.

During the quarter, a total of 2,059 metres of diamond drilling were completed compared with 482 metres drilled in the previous quarter and 943 metres drilled in the fourth quarter of 2014. Three underground drill rigs were active within the San Martin property during the quarter, focusing on extending the preparation of mining levels in the mineralized zones of the Rosario vein and the exploration of new mineralized areas known as La Lima and La Catarina.

First Majestic Silver Corp. 2015 Annual MD&A	Page 17

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation mill with a new ball mill, new flotation cells, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2015-Q4	2015-Q3	Change	2014-Q4	Change	2015-FY	2014-FY	Change
PRODUCTION
Ore processed/tonnes milled	42,249	43,864	(4%)	49,084	(14%)	174,003	186,881	(7%)
Average silver grade (g/t)	212	232	(9%)	168	27%	201	127	59%
Recovery (%)	85%	83%	2%	87%	(2%)	84%	84%	0%

Total silver ounces produced	245,358	272,885	(10%)	229,463	7%	945,662	636,301	49%
Total payable silver ounces produced	232,391	258,463	(10%)	223,726	4%	895,684	620,393	44%
Gold ounces produced	1,840	2,375	(23%)	1,414	30%	6,907	6,329	9%
Total production - ounces silver equivalent	382,953	451,684	(15%)	332,389	15%	1,457,728	1,056,078	38%

Underground development (m)	1,924	2,175	(12%)	1,541	25%	7,481	6,798	10%
Diamond drilling (m)	912	414	120%	436	109%	2,767	6,188	(55%)

COST
Mining cost per ounce	$3.73	$3.38	10%	$3.93	(5%)	$3.88	$5.46	(29%)
Milling cost per ounce	3.12	2.63	18%	3.13	(0%)	3.03	4.65	(35%)
Indirect cost per ounce	3.52	2.97	19%	3.31	6%	3.44	4.42	(22%)
Total production cost per ounce	$10.37	$8.98	15%	$10.37	(0%)	$10.35	$14.53	(29%)
Transport and other selling costs per ounce	0.48	0.49	(3%)	0.94	(49%)	0.53	0.96	(45%)
Smelting and refining costs per ounce	3.82	3.77	1%	5.31	(28%)	4.01	5.34	(25%)
Environmental duty and royalties per ounce	0.12	0.13	(10%)	0.10	17%	0.13	0.16	(20%)
Cash cost per ounce before by-product credits	$14.78	$13.37	11%	$16.72	(12%)	$15.02	$20.99	(28%)
Deduct: By-product credits	(7.76)	(9.76)	(20%)	(7.27)	7%	(8.16)	(12.46)	(35%)
Cash cost per ounce	$7.02	$3.62	94%	$9.45	(26%)	$6.86	$8.53	(20%)

Accretion of decommissioning liabilities	0.08	0.07	11%	0.13	(38%)	0.09	0.20	(55%)
Sustaining capital expenditures	7.13	6.00	19%	7.64	(7%)	6.48	12.44	(48%)
All-In Sustaining Costs per ounce	$14.24	$9.68	47%	$17.21	(17%)	$13.42	$21.16	(37%)

Mining cost per tonne	$20.51	$19.93	3%	$17.92	14%	$19.96	$18.12	10%
Milling cost per tonne	17.14	15.52	10%	14.28	20%	15.58	15.43	1%
Indirect cost per tonne	19.37	17.47	11%	15.09	28%	17.73	14.66	21%
Total production cost per tonne	$57.02	$52.92	8%	$47.30	21%	$53.27	$48.21	10%

During the fourth quarter, La Guitarra produced 245,358 silver ounces and 1,840 gold ounces for a total quarterly production of 382,953 silver equivalent ounces. Compared to the previous quarter, total production decreased by 15% due to a 9% decrease in silver grades and a 4% decrease in throughput. Compared to the same quarter of the prior year, production increased by 15% attributed to a 27% increase in head grades. Approximately 70% of the production ore came from the newly developed Coloso area and the remaining 30% was extracted from the old La Guitarra mine during the quarter, while improvements in dilution and grade control have continued to support the increase in silver and gold grades.

A total of 42,249 tonnes of ore were processed during the quarter consisting of an average silver head grade of 212 g/t with recoveries of 85% compared to 43,864 tonnes of ore with silver head grades of 232 g/t and recoveries of 83% in the previous quarter. La Guitarra is currently advancing the previously announced development into the Nazareno area with the construction of a 760 metre cross-cut from the Coloso mine. At the end of the quarter, the Company has advanced a total of 417 metres and expects to be completed by the end of the second quarter of 2016.

Average production cost for the quarter was $57.02 per tonne, an 8% increase compared to the previous quarter and 21% increase compared to the same quarter of the prior year. Cash cost in this quarter was $7.02 per ounce, an increase of 94% compared to the previous quarter and a 26% increase compared to the fourth quarter of 2014, primarily due to lower throughputs and lower silver head grades, as well as decrease in by-product credits due to lower gold grades. Recoveries of silver and gold increased in the quarter to 85% and 79%, respectively, primarily due to the installation of a gravimetric concentrator and use of new reagents.

First Majestic Silver Corp. 2015 Annual MD&A	Page 18

A total of 1,924 metres of underground development was completed during the quarter compared to 2,175 metres in the previous quarter and 1,541 metres in the fourth quarter of 2014. During the quarter, two underground drill rigs were active at the La Guitarra property and 912 metres of diamond drilling were completed compared to 414 metres during the previous quarter and 436 metres in the same quarter of the prior year. The drilling program is currently focused on the Jessica and La Guitarra veins in order to confirm high grade ore shoots to assist underground mining activities and further delineate Reserves and Resources. An updated NI 43-101 Technical Report for La Guitarra was released on March 31, 2015.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million is to be settled in common shares of First Majestic and $0.2 million in cash. As at December 31, 2015, the Company has paid the $0.2 million and issued $3.7 million in common shares. The remaining balance of $1.5 million in common shares will be issued in three equal annual payments based on the Company’s volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2015 Annual MD&A	Page 19

DEVELOPMENT AND EXPLORATION PROJECTS

Plomosas Silver Project

The Plomosas Silver Project, which was acquired during the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,986 hectares, which include the adjacent Rosario and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a tailings dam, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate development with significant cost savings.

The Company is currently utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include drilling and development in order to prepare a NI 43-101 Technical report with resource estimates and a Preliminary Economic Assessment, but these works are suspended until economic conditions improve.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

There has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These constitutional legal matters are being addressed in the Mexican courts by the Company. Contrary to media reports regarding the La Luz project, the Company has no plans to do any above ground mining, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Company has submitted three different legal orders to obtain approvals to present its final permit applications. The Company has obtained one positive resolution and the remaining orders remain in front of the court. There is currently no estimate of when a final resolution can be expected.

During the first quarter of 2014, the Company decided to suspend the project of restoring old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park and Mining Museum. To date, an amount of $3.8 million has been invested in the project. The new cultural centre and mining museum was part of a “Sustainable Development Project” which was providing permanent long term jobs to the local community but which has been suspended. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters.

Jalisco Group of Properties, Jalisco, México

The Company owns a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority projects.

First Majestic Silver Corp. 2015 Annual MD&A	Page 20

Divestiture of Minera Terra Plata

In 2014, First Majestic received $3.4 million in shares of Sundance Minerals Ltd. (“Sundance”), a privately held exploration company, in exchange for the Company’s 100% owned subsidiary, Minera Terra Plata S.A. de C.V., which held a 100% interest in the Penasco Quemado, the La Frazada and the Los Lobos exploration projects. As at December 31, 2014, First Majestic’s holdings in Sundance represented 31.7% of its outstanding shares, which presumes the Company to have significant influence for accounting purpose and, as a result, the investment was accounted for as an Investment in Associates.

During the year ended December 31, 2015, Sundance completed various private placements and acquisitions, including a reverse takeover transaction (“RTO”), all of which resulted in First Majestic’s holdings being diluted to below 5% in November 2015. Following the RTO, Sundance also changed its name to First Mining Finance Corp. (“First Mining”) and became listed on the TSX Venture Exchange under the symbol “FF”.

As a result of the aforementioned transactions, the Company ceased having significant influence on First Mining and the investment was reclassified during the year from “Investment in Associates” to “FVTPL Financial Asset”. Immediately prior to this reclassification, the investment was adjusted to its fair value of $4.1 million, resulting in an equity gain of $0.7 million (2014 - $nil) on investment in associates during the year ended December 31, 2015.

Due to certain common directors and officers, First Mining is considered to be a related party of the Company.

First Majestic Silver Corp. 2015 Annual MD&A	Page 21

REVIEW OF FINANCIAL PERFORMANCE

For the quarters ended December 31, 2015 and 2014 (in thousands of dollars, except for per share amounts):

	Fourth Quarter	Fourth Quarter
	2015	2014	Variance %

Revenues	$66,012	$72,480	-9%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	39,479	44,873	-12%	(2)
Gross margin	26,533	27,607	-4%
Depletion, depreciation and amortization	22,651	21,774	4%	(3)
Mine operating earnings	3,882	5,833	-33%	(4)
General and administrative expenses	4,558	4,210	8%	(5)
Share-based payments	766	743	3%
Impairment of non-current assets	108,421	101,950	6%	(6)
Acquisition costs	2,054	-	100%	(7)
Foreign exchange loss (gain)	475	(5,451)	-109%
Operating loss	(112,392)	(95,619)	18%
Investment and other (loss) income	(2,051)	6,241	-133%	(8)
Finance costs	(1,445)	(1,854)	-22%
Loss before income taxes	(115,888)	(91,232)	27%
Current income tax expense	659	943	-30%
Deferred income tax recovery	(13,586)	(27,607)	-51%
Income tax recovery	(12,927)	(26,664)	-52%	(9)
Net loss for the period	$(102,961)	$(64,568)	59%	(10)
Loss per share (basic)	$(0.66)	$(0.55)	21%	(10)
Loss per share (diluted)	$(0.66)	$(0.55)	21%	(10)

1.	Revenues in the quarter decreased compared to the same quarter of the previous year due to the following significant contributors:

•	Average realized silver price in the quarter decreased by 7% or $1.09 per ounce compared to the same quarter of the prior year as a result of commodity market pressure on silver prices. Average realized silver price in the quarter was $15.21 per ounce compared to $16.30 per ounce in the fourth quarter of 2014; and

•	Silver equivalent ounces sold decreased by 71,683 ounces or 1% compared to the fourth quarter of 2014. Despite a 13% increase in total production, silver equivalent ounces sold decreased marginally as sales in the fourth quarter of 2014 included 934,000 ounces of silver held in inventory at the end of the third quarter.

2.	Cost of sales in the quarter decreased compared to the same quarter of the previous year as a result of the following factors:

•	Sales in the fourth quarter of the prior year included 934,000 ounces of suspended sales in the third quarter, which contributed to $9.8 million change in inventory in the same period of the prior year;

partially offset by:

•	Production costs increased 14% or $4.4 million compared to the same quarter of the prior year, primarily due to:
o	13% increase in production due to the addition of the Santa Elena Silver Mine, which incurred $11.3 million in production costs during the quarter;
o	excluding Santa Elena, production costs for the Company’s other five operating mines decreased by $6.9 million compared to the same quarter of the prior year as a result of the Company’s ongoing effort to reduce costs and 21% weakening of the Mexican pesos against the U.S. dollar.

First Majestic Silver Corp. 2015 Annual MD&A	Page 22

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Tonnes of ore processed increased by 29% compared to the same quarter of the prior year, primarily due to the addition of the Santa Elena mine which contributed $4.2 million to depletion, depreciation and amortization expense during the fourth quarter;

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

•	Capital expenditures incurred on the La Encantada and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:

•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

4.	Mine operating earnings during the quarter decreased $2.0 million from the fourth quarter of 2014 due to a 4% decrease in gross margin plus higher depletion, depreciation and amortization. Gross margin was primarily affected by a 7% decrease in average silver prices, offset by lower cost of sales attributed to a 21% depreciation of the Mexican peso against the U.S. dollar.

5.	General and administrative expenses increased compared to the fourth quarter of 2014, primarily due to:

•	Salaries and benefits increased by $0.8 million or 26%, primarily due to the acquisition of additional employees from SilverCrest and severance costs incurred during the quarter; and

•	Corporate administration increased by $0.3 million or 29% due to higher costs associated with the integration of SilverCrest and its subsidiaries, as well as associated overhead costs.

6.	During the quarter, as a result of decline in silver prices and the consequent adverse effect on the Company’s Reserves and Resources, the Company recognized an impairment loss of $108.4 million (2014 - $102.0 million) on certain of the Company’s operating mines and exploration projects (see “Impairment of Non-Current Assets” section for detail).

7.	Acquisition costs relates to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015.

8.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	A total of $3.3 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, compared to a gain of $6.0 million in the fourth quarter of 2014;
•	$0.8 million loss on investment in marketable securities, compared to a loss of $0.3 million in the fourth quarter of 2014;
•	$1.1 million equity gain on investment in First Mining Finance Corp; and
•	$0.9 million in interest income and other.

9.	During the quarter, the Company recorded an income tax recovery of $12.9 million compared to an income tax recovery of $26.7 million in the quarter ended December 31, 2014. Income tax recovery in the quarter was comprised primarily of $38.2 million deferred income tax recovery related to impairment of non-current assets, offset by $20.2 million attributed to deferred income tax asset not recognized. The effective income tax rate in quarter was affected by taxation effects on foreign currency translation, Mexican mining duties, unrealized deferred tax assets and non-deductible expenses.

10.	As a result of the foregoing, net loss for the quarter ended December 31, 2015 was $103.0 million and loss per share of $0.66.

First Majestic Silver Corp. 2015 Annual MD&A	Page 23

For the year ended December 31, 2015, 2014 and 2013 (in thousands of dollars, except for per share amounts):

	Annual	Annual	Annual	Variance %
	2015	2014	2013	2015 vs 2014

Revenues	$219,444	$245,473	$251,313	-11%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	135,674	154,843	115,658	-12%	(2)
Gross margin	83,770	90,630	135,655	-8%
Depletion, depreciation and amortization	75,039	60,466	43,337	24%	(3)
Mine operating earnings	8,731	30,164	92,318	-71%	(4)
General and administrative	17,004	19,393	24,855	-12%	(5)
Share-based payments	4,926	7,320	14,518	-33%
Impairment of non-current assets	108,421	101,950	28,791	6%	(6)
Acquisition costs	2,054	-	-	100%	(7)
Foreign exchange (gain) loss	(3,266)	(6,312)	926	-48%
Operating (loss) earnings	(120,408)	(92,187)	23,228	31%
Investment and other (loss) income	(34)	18,627	5,974	-100%	(8)
Finance costs	(5,810)	(7,377)	(3,009)	-21%
(Loss) earnings before income taxes	(126,252)	(80,937)	26,193	56%
Current income tax expense	2,200	7,682	1,261	-71%
Deferred income tax (recovery) expense	(20,028)	(27,171)	63,164	-26%
Income tax (recovery) expense	(17,828)	(19,489)	64,425	-9%	(9)
Net loss for the year	$(108,424)	$(61,448)	$(38,232)	76%	(10)
Loss per share (basic)	$(0.84)	$(0.52)	$0.33	60%	(10)
Loss per share (diluted)	$(0.84)	$(0.52)	$0.33	60%	(10)

Cash and cash equivalents	$51,018	$40,345	$54,765
Total assets	$789,700	$771,342	$854,952
Non-current liabilities	$155,780	$172,587	$207,484

1.	Revenues in the year ended December 31, 2015 decreased compared to the previous year due to the following significant contributors:

•	Average realized silver price in the period was $16.06, a decrease of 14% or $2.64 per ounce compared to $18.69 in the prior year as a result of commodity market pressure on silver prices; offset by:

•	Silver equivalent ounces sold increased by 7% compared to 2014, primarily attributed to the addition of sales from the Santa Elena Silver Mine in the fourth quarter, which contributed 1.5 million silver equivalent ounces to First Majestic’s sales during the year, along with incremental production from Del Toro, San Martin and La Guitarra, offset by the decrease in ounces sold in La Encantada and La Parrilla.

2.	Cost of sales in the year decreased compared to the previous year as a result of the following factors:

•	Production costs decreased by $9.2 million or 7% compared to the prior year primarily as a result of:
o	cost savings from management’s cost reduction programs, including reduction in headcounts and contract renegotiations with contractors and suppliers;
o	favourable foreign exchange rate effect as a result of a 19% depreciation in the Mexican peso against the U.S. dollar compared to the same period of 2014; and
o	completion of the 115kV power line at Del Toro in September 2014.
•	In the prior year, the Company recorded $3.8 million in mineral inventory write-downs to their net realizable values as a result of decline in silver prices.

First Majestic Silver Corp. 2015 Annual MD&A	Page 24

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	Tonnes of ore processed increased by 9% compared to the prior year, primarily due to the addition of the Santa Elena mine which contributed $4.2 million to depletion, depreciation and amortization expense since the mine was acquired on October 1, 2015.

•	Revisions to life of mines at the end of 2014 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2014 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

•	Capital expenditures incurred on the La Encantada and San Martin expansions over the past year, which resulted in additional depletion, depreciation and amortization; partially offset by:

•	Impairment charge on non-current assets recognized in the fourth quarter of 2014, which resulted in a total of $66.0 million decrease in depletable mining interests and depreciable property, plant and equipment.

4.	Mine operating earnings during the year decreased $21.4 million or 71% from 2014 due to an 8% decrease in gross margin and a 24% increase in depletion, depreciation and amortization. Gross margin was primarily affected by the combination of a 14% decrease in average silver prices, offset by a 7% increase in silver equivalent ounces sold, offset by lower cost of sales attributed to a 19% depreciation of the Mexican Peso against the U.S. dollar.

5.	General and administrative expenses decreased compared to 2014, primarily due to:

•	Corporate administration decreased by $0.6 million or 13% due to decrease in travel, computer services, advertising and promotion expenses in general related to the Company’s cost cutting measures; and

•	Audit, legal and professional fees decreased by $0.8 million or 22% due to higher legal fees in the prior year associated with the Mexican stock exchange listing and the Hector Davila litigation in the prior year.

6.	During the year, as a result of decline in silver prices and the consequent adverse effect on the Company’s Reserves and Resources, the Company recognized an impairment loss of $108.4 million (2014 - $102.0 million) on certain of the Company’s operating mines and exploration projects (see “Impairment of Non-Current Assets” section for detail).

7.	Acquisition costs relates to due diligence costs and closing fees associated with the acquisition of SilverCrest Mines Inc., which closed on October 1, 2015.

8.	The Company’s investment and other income or loss is primarily comprised of gains or losses on the following:

•	A total of a $1.2 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, compared to a gain of $4.7 million in 2014;

•	$1.0 million loss on investment in marketable securities, compared to a loss of $0.6 million in the previous year;

•	$0.7 million equity gain on investment in First Mining Finance Corp; and

•	In 2014, the Company recognized a $14.1 million gain from First Silver litigation.

9.	During the period, the Company recorded an income tax recovery of $17.8 million compared to an income tax recovery of $19.5 million in 2014. Income tax recovery during the year was affected by a $38.2 million deferred income tax recovery related to impairment of non-current assets, partially offset by $20.2 million attributed to deferred income tax asset not recognized. The effective income tax rate in period was also affected by taxation effects on foreign currency translation, Mexican mining duties, unrealized deferred tax assets and non-deductible expenses.

10.	As a result of the foregoing, net loss for the year was $108.4 million and loss per share of $0.84.

First Majestic Silver Corp. 2015 Annual MD&A	Page 25

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2015				2014
Selected Financial Information	Q4(1)	Q3(2)	Q2(3)	Q1(4)	Q4(5)	Q3(6)	Q2(7)	Q1(8)
Revenue	$66,012	$44,673	$54,190	$54,569	$72,480	$40,770	$66,927	$65,296
Cost of sales	$39,479	$30,545	$33,314	$32,336	$44,873	$31,973	$42,727	$35,270
Depletion, depreciation and amortization	$22,651	$17,716	$17,435	$17,237	$21,774	$10,588	$14,699	$13,405
Mine operating earnings (loss)	$3,882	$(3,588)	$3,441	$4,996	$5,833	$(1,791)	$9,501	$16,621
Net (loss) earnings after tax	$(102,961)	$(1,780)	$(2,578)	$(1,105)	$(64,568)	$(10,450)	$7,590	$5,980
(Loss) earnings per share (basic)	$(0.66)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05
(Loss) earnings per share (diluted)	$(0.66)	$(0.01)	$(0.02)	$(0.01)	$(0.55)	$(0.09)	$0.06	$0.05

1.	During the fourth quarter of 2015, mine operating earnings was $3.9 million, compared to loss of $3.6 million in the quarter ended September 30, 2015. The increase in mine operating earnings was primarily driven by the addition of the Santa Elena Silver Mine, which had mine operating earnings of $9.4 million during the quarter. Net loss for the quarter was $103.0 million, compared to a loss of $1.8 million in the previous quarter primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets due to reduction in market consensus on long-term silver price forecasts and the consequential impact on the Company’s reserves and resources.

2.	During the third quarter of 2015, mine operating loss was $3.6 million, compared to earnings of $3.4 million in the quarter ended June 30, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and less silver equivalent ounces sold. Net loss for the quarter was $1.8 million, compared to a loss of $2.6 million in the previous quarter due to a decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives, net of deferred income tax recovery related to taxation effects on foreign currency translation.

3.	During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

4.	During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the fourth quarter of 2014 and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

5.	In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the fourth quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

6.	In the quarter ended September 30, 2014, mine operating loss was $1.8 million compared to mine operating earnings of $9.5 million in the quarter ended September 30, 2014. The decrease in mine operating earnings was primarily attributed to the Company’s decision to suspend approximately 934,000 in silver sales near the end of the quarter as a result of significant decline in silver prices during the quarter. Net earnings also decreased $18.0 million compared to the preceding quarter as a result of a decrease in mine operating earnings and a one-time litigation gain of $14.1 million recognized in the second quarter of 2014.

First Majestic Silver Corp. 2015 Annual MD&A	Page 26

7.	In the quarter ended June 30, 2014, mine operating earnings decreased by 43% to $9.5 million compared to $16.6 million in the quarter ended March 31, 2014. Net earnings increased by 27% to $7.6 million from $6.0 million in the quarter ended March 31, 2014. The increase in net earnings was primarily attributed to $14.1 million litigation gain, partially offset by decrease in mine operating earnings due to 6% decrease in average realized silver price and higher depletion, depreciation and amortization due to increase in production rate.

8.	In the quarter ended March 31, 2014, mine operating earnings improved 17% to $16.6 million compared to $14.3 million in the quarter ended December 31, 2013. Net earnings increased $87.2 million to $6.0 million compared to a loss of $81.2 million in the previous quarter. Net earnings in the previous quarter was affected by a $28.8 million non-cash impairment of non-current assets and $38.8 million non-cash adjustment to deferred income tax expense in relation to the Mexican Tax Reform.

First Majestic Silver Corp. 2015 Annual MD&A	Page 27

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at December 31, 2015, the Company held cash and cash equivalents of $51.0 million compared to $40.3 million at December 31, 2014. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents increased by $10.7 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided by operating activities of $56.1 million;
•	Cash used in investing activities of $28.7 million, primarily related to:
o	$42.0 million spent on mine development and exploration activities; and
o	$15.7 million spent on purchase of property, plant and equipment and deposits for the acquisition of non-current assets; offset by
o	$28.2 million net cash acquired from the acquisition of SilverCrest Mines Inc.
•	Cash used in financing activities of $15.8 million, including:
o	$23.0 million was spent on repayment of prepayment facilities;
o	$11.8 million was spent on repayment of lease obligations; and
o	$4.0 million was spent on financing costs; offset by:
o	$23.0 million proceeds from closing of private placement in April 2015 by issuing an aggregate of 4,620,000 common shares at a price of CAD$6.50 per common share

Capital expenditures on mineral properties have decreased compared to the prior year as the Company suspended some discretionary capital expenditures due to the decline in silver prices over the past year, as well as efforts by the Company to cut costs and re-negotiate its contracts with contractors and suppliers.

Working capital as at December 31, 2015 was $15.6 million compared to a deficit of $2.9 million at December 31, 2014. To improve the Company’s working capital position, subsequent to year end, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company’s prepayment facilities and to provide the Company with a six month repayment holiday. The revolving credit facility was used to replace SilverCrest’s $15.0 million credit line which would have been due in July 2016, extending repayment to February 2019.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the Credit Facility and Prepayment Facility agreements. As at December 31, 2015 and 2014, the Company was in compliance with these covenants.

First Majestic Silver Corp. 2015 Annual MD&A	Page 28

Contractual Obligations and Commitments

As at December 31, 2015, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$41,899	$41,899	$-	$-	$-
Debt facility	15,242	15,242	-	-	-
Prepayment facilities	39,089	25,393	13,696	-	-
Finance lease obligations	18,141	10,441	7,640	60	-
Purchase obligations and commitments	2,459	2,459	-	-	-
	$116,830	$95,434	$21,336	$60	$-

Subsequent to year end, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million three year term loan with a six month repayment holiday and a $25.0 million revolving credit facility. On a pro forma basis, assuming that the facility had been in place as at December 31, 2015 and the prepayment facility had been repaid at that time, the Company’s contractual obligations and commitments would be as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$41,899	$41,899	$-	$-	$-
Debt facility - term loan	37,309	7,360	26,826	3,123	-
Debt facility - revolving credit facility	18,278	521	1,411	16,346	-
Finance lease obligations	18,141	10,441	7,640	60	-
Purchase obligations and commitments	2,459	2,459	-	-	-
	$118,086	$62,680	$35,877	$19,529	$-

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, concentrates and related base metal by-products are sold primarily through one international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

Value added tax receivables are generated on the purchase of supplies and services for operations, which are refundable from the Mexican government. At December 31, 2015, value added taxes and other taxes receivable includes $11.1 million in Nusantara de Mexico, S.A. de C.V., a subsidiary of the recently acquired SilverCrest Mines Inc., that are in arrears due to an outstanding audit from the Mexican tax authorities. Value added tax refund delays are currently pervasive in Mexico and the Company is currently working with its tax advisors to expedite the process. The Company believes the balance is fully recoverable within the next twelve months and, therefore, has not provided an allowance against this balance nor reclassified the balance as a non-current asset.

First Majestic Silver Corp. 2015 Annual MD&A	Page 29

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations. Based on the Company’s current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet its ongoing operating requirements as they arise for at least the next 12 months. If commodity prices in the metals markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need a further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss and other comprehensive income or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

					December 31, 2015		December 31, 2014
	Cash and	Trade and	Trade and	Foreign	Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	cash	other	other	exchange	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	derivative	exposure	currency	exposure	currency
Canadian dollar	$1,980	$1,297	$(1,027)	$-	$2,250	$225	$6,791	$679
Mexican peso	1,894	20,643	(18,258)	3,675	7,954	795	(12,430)	(1,243)
	$3,874	$21,940	$(19,285)	$3,675	$10,204	$1,020	$(5,639)	$(564)

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver but has forward sales agreements to sell a portion of its lead and zinc production at a fixed price (see Note 18). The Company purchased call options on lead and zinc futures to mitigate potential exposure to future price increases in lead and zinc for its lead and zinc forward sales agreements.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

	December 31, 2015
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities (Note 18)	-	-	(2,833)	(480)	(3,313)
	$602	$242	$(2,596)	$(385)	$(2,137)

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

First Majestic Silver Corp. 2015 Annual MD&A	Page 30

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $58.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2015, the Company has not accrued any of the remaining $58.9 million (CAD$81.5 million) unpaid judgment in favour of the Company.

First Majestic Silver Corp. 2015 Annual MD&A	Page 31

OTHER FINANCIAL INFORMATION

Impairment of Non-Current Assets

At December 31, 2015 and 2014, the Company determined there were several indicators of potential impairment on its non-current assets, including the decline in the Company’s market capitalization, reduction in market consensus on long-term silver price forecasts during the year and the consequential impact on the Company’s Reserves and Resources. Based on the Company’s assessment at December 31, 2015 and 2014, the Company concluded that the following mines and properties had estimated recoverable value, based on their fair value less cost of disposal (“FVLCD”), below their carrying value and impairment charges were required:

	Year Ended December 31,
	2015	2014
La Encantada Silver Mine	$28,544	$-
Del Toro Silver Mine	27,427	21,550
La Guitarra Silver Mine	22,438	58,656
La Luz Silver Project	13,973	-
La Parrilla Silver Mine	9,953	-
Plomosas Project	6,086	-
San Martin Silver Mine	-	21,744
Impairment of non-current assets	$108,421	$101,950
Deferred income tax recovery	(38,218)	(35,938)
Impairment of non-current assets, net of tax	$70,203	$66,012

The impairment charge recognized for the year ended December 31, 2015 in respect of each CGU was as follows:

	Mining Interests		Property, Plant
	Producing	Exploration	and Equipment	Total
La Encantada Silver Mine	$12,543	$1,456	$14,545	$28,544
Del Toro Silver Mine	2,212	635	24,580	27,427
La Guitarra Silver Mine	14,656	5,233	2,549	22,438
La Luz Silver Project	-	7,353	6,620	13,973
La Parrilla Silver Mine	5,803	463	3,687	9,953
Plomosas Project	-	6,086	-	6,086
Impairment of non-current assets	$35,214	$21,226	$51,981	$108,421

Recoverable values are determined with internal discounted cash flow economic models are projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures, and long-term foreign exchange rates. For mineral resources that were not valued using internal discounted cash flow economic models, FVLCD were estimated based on in-situ value of their resources and exploration potential derived from comparable market transactions. The impairment charge on the Del Toro Silver Mine includes a $22.2 million write-down of the cyanidation circuit, which has been placed on care and maintenance due to lack of economical oxide ore reserves.

Metal price assumptions used to determine the recoverable amounts at December 31, 2015 and 2014 are summarized in the following table:

	At December 31, 2015		At December 31, 2014
	2016-2019		2015-2018
Commodity Prices	Average	Long-term	Average	Long-term
Silver (per ounce)	$17.19	$18.50	$19.51	$21.50
Gold (per ounce)	$1,213	$1,250	$1,261	$1,300
Lead (per pound)	$0.89	$0.90	$1.10	$1.00
Zinc (per pound)	$0.98	$1.00	$1.01	$0.94

First Majestic Silver Corp. 2015 Annual MD&A	Page 32

A discount rate of 8.5% (2014 – 8.5%), equivalent to the Company’s weighted average cost of capital, was used to determine FVLCD based on internal discounted cash flow economic models of each CGU.

The internal discounted cash flow economic models and in-situ values used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There has been no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2015.

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5,879,732 of its common shares, which represents approximately 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the year ended December 31, 2015. During the year ended December 31, 2014, the Company repurchased and cancelled 140,000 shares for a total consideration of $1.0 million.

Off-Balance Sheet Arrangements

At December 31, 2015, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2015, the Company advanced an additional $0.5 million to First Mining as a promissory note with an interest rate of 9% per annum, which is repayable on demand. As at December 31, 2015, the total amount of promissory notes receivable, including accrued interest, from First Mining was $1.1 million (2014 - $0.5 million). During the year ended December 31, 2015, the Company has charged and received from First Mining a total of $0.1 million in fees for rent and shared management services. There were no other significant transactions with related parties outside of the ordinary course of business during the year ended December 31, 2015.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2015:

a)	In February 2016, the Company closed a $60.0 million debt financing agreement, consisting of a $35.0 million term loan and $25.0 million revolving credit facility, with a consortium of lenders. The three year term loan includes a six month repayment holiday and bears an interest rate of LIBOR plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. Proceeds from the $35.0 million term loan were used primarily to settle the remaining balance of the Company’s lead and zinc prepayment facilities and associated call options. The revolving credit facility expires in three years and bears the same interest as the term loan, and a relevant standby fee from 0.81% to 1.00% for the undrawn portion of the facility. The revolving credit facility was used to replace SilverCrest’s $15.0 million credit line with the remainder available for general working capital purposes, if needed. As security for the debt financing agreement, the lenders have secured all of the assets of the Company with the exception of La Encantada and San Martin.

b)	75,284 common shares were issued for settlement of liabilities;

c)	2,931,002 five year stock options with an average exercise price of CAD$4.82 were granted; and

d)	262,957 stock options were cancelled or expired

Pursuant to the above subsequent events, the Company has 155,663,522 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

First Majestic Silver Corp. 2015 Annual MD&A	Page 33

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Our significant accounting policies and accounting estimates are contained in the consolidated financial statements. Certain of these policies, such as, capitalization and depreciation of property, plant and equipment and mining interests, derivative instruments, decommissioning liabilities provisions, and business combinations involve critical accounting estimates because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2015

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted Earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

First Majestic Silver Corp. 2015 Annual MD&A	Page 34

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2015 Annual MD&A	Page 35

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Santa Elena	Consolidated
Production cost (A)	$7,487	$5,829	$5,042	$4,523	$2,408	$11,318	$36,607
Add: transportation and other selling cost	146	574	282	110	111	92	1,315
Add: smelting and refining cost	218	3,422	1,828	107	888	307	6,771
Add: environmental duty and royalties cost	-	59	25	39	28	144	295
Total cash cost before by-product credits (B)	$7,851	$9,884	$7,177	$4,779	$3,435	$11,861	$44,988
Deduct: By-product credits attributed to
Gold by-product credits	(24)	(160)	-	(1,291)	(1,802)	(13,773)	(17,050)
Lead by-product credits	-	(2,803)	(4,270)	-	-	-	(7,073)
Zinc by-product credits	-	(2,932)	-	-	-	-	(2,932)
Total by-product credits	$(24)	$(5,895)	$(4,270)	$(1,291)	$(1,802)	$(13,773)	$(27,055)
Total cash cost (C)	$7,827	$3,989	$2,907	$3,488	$1,633	$(1,912)	$17,933
Workers’ Participation	(2)	-	-	65	-	-	63
General and administrative expenses	-	-	-	-	-	-	4,334
Share-based payments	-	-	-	-	-	-	766
Accretion of decommissioning liabilities	51	36	36	36	18	93	270
Sustaining capital expenditures	2,286	1,519	606	1,172	1,657	2,786	10,141
All-In Sustaining Costs (D)	$10,162	$5,544	$3,549	$4,761	$3,308	$967	$33,507
Payable silver ounces produced (E)	711,201	555,539	313,720	484,742	232,391	672,959	2,970,551
Tonnes milled (F)	242,109	149,504	111,448	83,442	42,249	254,625	883,377

Total cash cost per ounce, before by-product credits (B/E)	$11.03	$17.79	$22.87	$9.86	$14.77	$17.63	$15.15
Total cash cost per ounce (C/E)	$11.00	$7.18	$9.25	$7.20	$7.02	$(2.84)	$6.04
All-in sustaining cost per ounce (D/E)	$14.29	$9.98	$11.30	$9.83	$14.24	$1.44	$11.28
Production cost per tonne (A/F)	$30.92	$38.99	$45.22	$54.22	$57.02	$44.45	$41.44

Gold by-product credits per ounce	$(0.03)	$(0.29)	$-	$(2.66)	$(7.75)	$(20.47)	$(5.74)
Lead by-product credits per ounce	-	(5.04)	(13.62)	-	-	-	(2.38)
Zinc by-product credits per ounce	-	(5.28)	-	-	-	-	(0.99)
Total by-product credits per ounce	$(0.03)	$(10.61)	$(13.62)	$(2.66)	$(7.75)	$(20.47)	$(9.11)

(expressed in thousands of U.S. dollars,	Three Months Ended December 31, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,444	$7,498	$8,215	$5,732	$2,321	$32,210
Add: transportation and other selling cost	177	696	675	88	211	1,847
Add: smelting and refining cost	340	3,183	3,232	188	1,181	8,124
Add: environmental duty and royalties cost	80	112	69	69	27	357
Total cash cost before by-product credits (B)	$9,041	$11,489	$12,191	$6,077	$3,740	$42,538
Deduct: By-product credits attributed to
Gold by-product credits	(11)	(222)	-	(1,758)	(1,626)	(3,617)
Lead by-product credits	-	(2,876)	(6,675)	-	-	(9,551)
Zinc by-product credits	-	(3,731)	-	-	-	(3,731)
Total by-product credits	$(11)	$(6,829)	$(6,675)	$(1,758)	$(1,626)	$(16,899)
Total cash cost (C)	$9,030	$4,660	$5,516	$4,319	$2,114	$25,639
Workers’ Participation	(319)	-	-	282	-	(37)
General and administrative expenses	-	-	-	-	-	4,015
Share-based payments	-	-	-	-	-	743
Accretion of decommissioning liabilities	51	33	45	32	30	191
Sustaining capital expenditures	5,170	2,133	2,410	926	1,698	12,668
All-In Sustaining Costs (D)	$13,932	$6,826	$7,971	$5,559	$3,842	$43,219
Payable silver ounces produced (E)	785,216	627,541	785,044	590,327	223,726	3,011,854
Tonnes milled (F)	186,411	175,830	175,552	96,651	49,084	683,528

Total cash cost per ounce, before by-product credits (B/E)	$11.51	$18.30	$15.53	$10.30	$16.72	$14.12
Total cash cost per ounce (C/E)	$11.50	$7.42	$7.03	$7.32	$9.45	$8.51
All-in sustaining cost per ounce (D/E)	$17.76	$11.09	$10.16	$9.54	$17.21	$14.43
Production cost per tonne (A/F)	$45.29	$42.68	$46.83	$59.34	$47.30	$47.15

Gold by-product credits per ounce	$(0.01)	$(0.35)	$-	$(2.98)	$(7.27)	$(1.20)
Lead by-product credits per ounce	-	(4.58)	(8.50)	-	-	(3.17)
Zinc by-product credits per ounce	-	(5.95)	-	-	-	(1.24)
Total by-product credits per ounce	$(0.01)	$(10.88)	$(8.50)	$(2.98)	$(7.27)	$(5.61)

First Majestic Silver Corp. 2015 Annual MD&A	Page 36

(expressed in thousands of U.S. dollars,	Year to Date Ended December 31, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Santa Elena	Consolidated
Production cost (A)	$31,292	$28,276	$25,474	$19,834	$9,268	$11,319	$125,463
Add: transportation and other selling cost	552	2,008	1,668	442	475	92	5,237
Add: smelting and refining cost	909	11,903	11,003	561	3,591	307	28,274
Add: environmental duty and royalties cost	121	350	198	222	115	144	1,150
Total cash cost before by-product credits (B)	$32,874	$42,537	$38,343	$21,059	$13,449	$11,862	$160,124
Deduct: By-product credits attributed to
Gold by-product credits	(99)	(934)	-	(6,642)	(7,306)	(13,773)	(28,754)
Lead by-product credits	-	(7,957)	(25,074)	-	-	-	(33,031)
Zinc by-product credits	-	(13,666)	-	-	-	-	(13,666)
Total by-product credits	$(99)	$(22,557)	$(25,074)	$(6,642)	$(7,306)	$(13,773)	$(75,451)
Total cash cost (C)	$32,775	$19,980	$13,269	$14,417	$6,143	$(1,911)	$84,673
Workers’ Participation	197	-	-	336	-	-	533
General and administrative expenses	-	-	-	-	-	-	16,221
Share-based payments	-	-	-	-	-	-	4,926
Accretion of decommissioning liabilities	213	152	150	149	79	93	836
Sustaining capital expenditures	8,315	8,601	5,070	6,250	5,802	2,786	37,289
All-In Sustaining Costs (D)	$41,500	$28,733	$18,489	$21,152	$12,024	$968	$144,478
Payable silver ounces produced (E)	2,519,666	2,231,444	2,142,105	2,293,524	895,684	672,958	10,755,381
Tonnes milled (F)	851,567	667,702	555,564	349,193	174,003	254,625	2,852,654

Total cash cost per ounce, before by-product credits (B/E)	$13.05	$19.06	$17.90	$9.19	$15.02	$17.63	$14.89
Total cash cost per ounce (C/E)	$13.01	$8.95	$6.19	$6.29	$6.86	$(2.84)	$7.87
All-in sustaining cost per ounce (D/E)	$16.47	$12.88	$8.63	$9.22	$13.42	$1.44	$13.43
Production cost per tonne (A/F)	$36.75	$42.35	$45.85	$56.80	$53.27	$44.45	$43.98

Gold by-product credits per ounce	$(0.04)	$(0.42)	$-	$(2.90)	$(8.16)	$(20.47)	$(2.67)
Lead by-product credits per ounce	-	(3.57)	(11.71)	-	-	-	(3.08)
Zinc by-product credits per ounce	-	(6.12)	-	-	-	-	(1.27)
Total by-product credits per ounce	$(0.04)	$(10.11)	$(11.71)	$(2.90)	$(8.16)	$(20.47)	$(7.02)

(expressed in thousands of U.S. dollars,	Year to Date Ended December 31, 2014
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$33,882	$30,986	$39,364	$21,453	$9,010	$134,695
Add: transportation and other selling cost	878	2,947	1,952	312	594	6,683
Add: smelting and refining cost	1,526	12,530	8,617	580	3,311	26,564
Add: environmental duty and royalties cost	407	578	255	221	99	1,560
Total cash cost before by-product credits (B)	$36,693	$47,041	$50,187	$22,566	$13,014	$169,501
Deduct: By-product credits attributed to
Gold by-product credits	(29)	(800)	(299)	(5,264)	(7,730)	(14,122)
Lead by-product credits	-	(18,584)	(15,460)	-	-	(34,044)
Zinc by-product credits	-	(10,102)	(573)	-	-	(10,675)
Iron by-product credits	(202)	-	-	-	-	(202)
Total by-product credits	$(231)	$(29,486)	$(16,332)	$(5,264)	$(7,730)	$(59,043)
Total cash cost (C)	$36,462	$17,555	$33,855	$17,302	$5,284	$110,458
Workers’ Participation	1,827	-	-	282	-	2,109
General and administrative expenses	-	-	-	-	-	18,677
Share-based payments	-	-	-	-	-	7,320
Accretion of decommissioning liabilities	217	140	188	134	122	801
Sustaining capital expenditures	18,808	14,501	14,746	7,860	7,723	64,813
All-In Sustaining Costs (D)	$57,314	$32,196	$48,789	$25,578	$13,129	$204,178
Payable silver ounces produced (E)	3,696,786	2,788,779	2,596,119	1,826,285	620,393	11,528,361
Tonnes milled (F)	721,171	711,915	629,493	363,951	186,881	2,613,411

Total cash cost per ounce, before by-product credits (B/E)	$9.92	$16.87	$19.33	$12.35	$20.99	$14.70
Total cash cost per ounce (C/E)	$9.86	$6.30	$13.04	$9.47	$8.53	$9.58
All-in sustaining cost per ounce (D/E)	$15.50	$11.54	$18.79	$14.01	$21.16	$17.71
Production cost per tonne (A/F)	$46.99	$43.51	$62.52	$58.95	$48.21	$51.53

Gold by-product credits per ounce	$(0.01)	$(0.29)	$(0.12)	$(2.88)	$(12.46)	$(1.22)
Lead by-product credits per ounce	-	(6.66)	(5.96)	-	-	(2.95)
Zinc by-product credits per ounce	-	(3.62)	(0.22)	-	-	(0.93)
Iron by-product credits per ounce	(0.05)	-	-	-	-	(0.02)
Total by-product credits per ounce	$(0.06)	$(10.57)	$(6.30)	$(2.88)	$(12.46)	$(5.12)

First Majestic Silver Corp. 2015 Annual MD&A	Page 37

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Revenues as reported	$66,012	$72,480	$219,444	$245,473
Add back: smelting and refining charges	6,771	8,418	28,275	26,555
Gross revenues	72,783	80,898	247,719	272,028
Less: Sandstorm gold revenues	(736)	-	(736)	-
Gross revenues, excluding Sandstorm (A)	$72,047	$80,898	$246,983	$272,028

Payable equivalent silver ounces sold	4,890,237	4,961,920	15,534,860	14,551,096
Less: Payable equivalent silver ounces sold to Sandstorm	(154,196)	-	(154,196)	-
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,736,041	4,961,920	15,380,664	14,551,096

Average realized price per ounce of silver sold (A/B)	$15.21	$16.30	$16.06	$18.69
Average market price per ounce of silver per COMEX	$14.75	$16.45	$15.68	$19.04

(1)	Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

First Majestic Silver Corp. 2015 Annual MD&A	Page 38

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Net (loss) earnings as reported	$(102,961)	$(64,568)	$(108,424)	$(61,448)
Adjustments for non-cash or unusual items:
Impairment of mining interests and goodwill	108,421	101,950	108,421	101,950
Deferred income tax (recovery) expense	(13,586)	(27,607)	(20,028)	(27,171)
Share-based payments	766	743	4,926	7,320
Loss (gain) from fair value adjustment of prepayment facilities	3,264	(5,966)	1,202	(4,744)
Loss from investment in derivatives and marketable securities	838	84	634	690
Write-down (recovery) of mineral inventory	504	(1,419)	(525)	3,816
(Gain) loss from value added tax settlement	(270)	733	(270)	733
Write-down of AFS marketable securities	-	263	-	538
Loss on divestiture of subsidiary	-	-	-	248
Gain from First Silver litigation, net of fees	-	-	-	(14,004)
Adjusted net (loss) earnings	$(3,024)	$4,213	$(14,064)	$7,928
Weighted average number of shares on issue - basic	155,202,963	117,543,961	129,117,653	117,444,276
Adjusted EPS	$(0.02)	$0.04	$(0.11)	$0.07

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended December 31,		Year Ended December 31,
	2015	2014	2015	2014
Operating Cash Flows before Working Capital and Taxes	$17,541	$21,087	$59,739	$74,404
Weighted average number of shares on issue - basic	155,202,963	117,543,961	129,117,653	117,444,276
Cash Flow per Share	$0.11	$0.18	$0.46	$0.63

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	December 31,	December 31,
	2015	2014
Current Assets	$104,785	$75,352
Less: Current Liabilities	(89,201)	(78,222)
Working Capital	$15,584	$(2,870)

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin

Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

First Majestic Silver Corp. 2015 Annual MD&A	Page 39

Mine Operating Earnings

Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes

Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2015, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company’s management evaluated the effectiveness of our ICFR based upon the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on management’s evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2015, with the exception of the internal controls relating to the recently acquired SilverCrest business.

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Management excluded from its assessment the internal controls, policies and procedures of SilverCrest, which the Company acquired control of on October 1, 2015. SilverCrest’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 19%, 1%, 12% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.

With the exception of the internal controls of SilverCrest Mines Inc., there has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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